EXHIBIT 99.1

Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario
March 22, 2005	M5J 2Y1 Telephone 1-800-663-9097 www.computershare.com
To:	Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
The Toronto Stock Exchange
New York Stock Exchange
US Securities and Exchange Commission		Canada Australia Channel Islands Hong Kong Germany Ireland New Zealand Philippines South Africa United Kingdom USA

Dear Sirs:

Subject:                    Celestica Inc. (the "Corporation")

We confirm that the following materials were sent by pre-paid mail on March 21, 2005 to the registered holders of Subordinate Voting and Multiple Voting Shares of the Corporation:

  1.
  Notice of Annual and Special Meeting of Shareholders/Management Information Circular

  2.
  Form of Proxy, including Request for Interim Financial Reports

  3.
  Letter To Shareholders

  4.
  Return Envelope

We also confirm that a Form 20-F was sent to each Shareholder who elected to receive one.

We further confirm that copies of the above-mentioned materials, together with a Supplemental Mailing List Card were sent by courier on March 21, 2005 to those intermediaries holding Subordinate Voting Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

(Signed)
Mariano Salvador
Client Services
Tel        (416) 263-9529
FAX     (416) 981-9800